SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

YAK COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

984208 20 7

(CUSIP Number)

Dennis J. Olle

Adorno & Yoss, P.A.

2601 South Bayshore Drive, Suite 1600

Miami, Florida 33133

(305) 858-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 984208 20 7	Page 2 of 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Charles Zwebner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,077,400 8. Shared Voting Power 0 9. Sole Dispositive Power 2,077,400 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,077,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 36.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 984208 20 7	Page 3 of 5

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Common Stock”) no par value, of Yak Communications, Inc., a Florida corporation (the “Issuer”). The beneficial ownership of Charles Zwebner in this Schedule 13D is based upon 4,055,158 shares of Common Stock issued and outstanding as of April 23, 2002. The principal executive offices of the Issuer are located at 55 Town Centre Court, Suite 610, Toronto, Ontario M1P 4X4.

Item 2. Identity Background

(a) This Schedule 13D is being filed on behalf of Charles Zwebner (the “Reporting Person”).

(b) The business address of the Reporting Person 55 Town Centre Court, Suite 610, Toronto, Ontario M1P 4X4.

(c) The Reporting Person is the Chairman and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or other Consideration

Upon incorporation of the Issuer on December 24,1998, the Issuer issued 596,400 shares of Common Stock to the Reporting Person. In addition, 1231912 Ontario, Inc., a corporation controlled by the Reporting Person, purchased 197,000 shares of the Issuer’s preferred shares which were subsequently converted into 197,000 shares of Common Stock. Finally, in connection with his employment agreement, the Reporting Person was granted an option to purchase 1,284,000 shares of Common Stock exercisable at $1.558 per share pursuant to an option agreement dated December 21, 2000.

Item 4. Purpose of Transaction

All shares of Common Stock acquired by the Reporting Person have been acquired for investment purposes only. The subject shares were not acquired for the purpose of changing or influencing the control of the Issuer.

Other than as described above, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its

CUSIP No. 984208 20 7	Page 4 of 5

investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 2,077,400 shares of Common Stock, which represents 36.0% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole voting and dispositive power with respect to these shares.

(c) Except with respect to the transactions reported herein, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The Reporting Person was granted an option to purchase 1,284,000 shares of Common Stock exercisable at $1.558 per share pursuant to an option agreement dated December 21, 2000, as amended.

Item 7. Material to be Filed as Exhibits

Exhibit A:	Option Agreement, dated as of December 21, 2000, by and between the Reporting Person and the Issuer, as amended.

CUSIP No. 984208 20 7	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2004	By:	/s/ Charles Zwebner

Charles Zwebner

Exhibit A

STOCK OPTION AGREEMENT

THIS AGREEMENT made as of the 21/ST/ day of December 2000, by and between Yak Communications (USA) Inc., a Florida corporation (the “Company”) and Charles Zwebner (“Zwebner”).

WHEREAS, Zwebner is employed by Yak Communications (Canada), Inc., a wholly owned subsidiary of the Company, as its President pursuant to that certain Employment Agreement dated as of the 20th day of September 2000 (the “Employment Agreement”);

WHEREAS, in conjunction with Zwebner’s employment, the Board of Directors of the Company (the “Board”) has authorized granting to Zwebner options to purchase the number of shares of common stock of the Company specified in paragraph (a) hereof, at the prices and for the terms specified herein, pursuant to the terms and conditions stated herein.

NOW, THEREFORE, in consideration of the terms, conditions, covenants, agreements and obligations herein stated, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually agreed by and between the parties hereto as follows:

1. Option. The Company hereby grants to Zwebner the option (the “Option”) to purchase up to 1,284,000 common shares of the Company (the “Option Shares”), on the terms hereinafter set forth.

2. Purchase Price. The purchase price payable for the Option Shares shall be $1.558 per share (the “Purchase Price”), to be paid by Zwebner to the Company upon delivery of such Option Shares. The Purchase Price shall be payable as follows: (i) in cash; (ii) by certified check; (iii) in an equivalent amount of common stock shares of Talk Visual Corporation, a Nevada corporation (“TVCP”); or (iv) such other consideration of value.

3. Exercise of Option. This Option to purchase shall be exercisable by Zwebner on or before December 31, 2003 (the “Option Period”), by notice in writing to the Company at 55 Town Centre, #610, Scarborough, Ontario, Canada M1P 4X4. Notwithstanding the foregoing, the Option shall be exercisable solely upon the occurrence of any of the following events during the Option Period: (i) the sale of all or substantially all of the assets of the Company (“Sale”); or (ii) an initial public offering of an equity security by the Company under the Securities Act of 1933, as amended (“IPO”).

(a) In the event of a Sale, Zwebner shall receive the value of the Option from the sale proceeds. As used in this subsection, “value” shall mean the net amount distributable from the sales proceeds to 1,284,000 shares, pro-rata to the other outstanding common shares, less $1.558 per share which is payable to the Company. For example, if 3,852,000 shares are outstanding and the Company is sold for $51,360,000 ($10 per share including the option shares) Zwebner shall receive $10,839,528; and the balance of the sale proceeds of $40,520,472 shall be divided between the 3,852,000 outstanding shares.

(b) In the event of an IPO (and TVCP desires to maintain its then current stock ownership level in the Company, but in no event maintain in excess of 51% ownership), then TVCP shall: (i) first, convert any and all loans which it may have made to the Company, at the net IPO offering price, into equity in a sufficient amount to maintain its then current stock ownership level (the “Minimum Level”); and, if there is not sufficient indebtedness such that upon conversion TVCP does not have at least the Minimum Level then, (ii) TVCP may purchase Option Shares from Zwebner in an amount necessary to maintain the Minimum Level; and if necessary thereafter, (iii) TVCP may purchase additional shares in the IPO. In the case of a purchase of Option Shares from Zwebner, TVCP shall purchase these additional shares at a price per share equal to the price offered to the public in the IPO. The option price per share of $1.558 shall be paid in cash to the Company and the difference between $1.558 and the price per share offered to the public in the IPO shall be paid to Zwebner with at least 50% in cash and the balance in an equivalent amount of TVCP common stock. In the case of a purchase under subsection (b)(iii) of additional shares in the IPO, TVCP shall purchase the additional shares at the price offered to the public in the IPO and in cash consideration only.

(c) Non-Exercise of Option. In the event that neither of the conditions to exercise set forth in Section 3(a) or (b) above, is satisfied prior to the expiration of the Option Period or in the event of Zwebner’s death or termination of his employment with the Company prior to December 31, 2003 for any reason excluding for cause under Sections 4.01(i)—(iii) of the Employment Agreement, Zwebner or his personal representative may then require that the Company purchase the Option Shares (the “Buy Out”). The Company shall purchase the Option Shares at a price per share equal to the value of the shares based upon a market value sale price of the Company as if the Company were to be sold and the value of the Option Shares would be included in the sale price as calculated in 3(a) above. The market value sale price of the Company shall be determined by a business valuator specializing in telecommunications from a firm of the top ten national certified public accountants hired to value the Company. The value of the Option shall be paid to Zwebner or his personal representative in cash, or at the Company’s option, in common stock shares of the Company within 90 days of the exercise of the Buy Out. For example, if at the time of the exercise of the Buy Out there are 3,852,000 shares outstanding and the Company’s market value is $10 per share, then Zwebner shall receive $8,129,646 in cash, or at the Company’s option, 1,031,680 shares of the common stock of the Company.

4. Closing. Delivery of the Option Shares and payment of the Purchase Price shall take place at the Company’s offices, within 2 business days following receipt by the Company of the notice of the exercise of the Option.

5. Representation, Warranties and Covenants of the Company. The Company represents, warrants to Zwebner as follows, which representations and warranties shall be true and correct as of the closing as well as on the date hereof:

(a) This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company and the Company has the requisite power and capacity to execute, deliver and perform this Agreement and to comply with the terms hereof.

(b) The grant of the Option by the Company does not, and the sale of the Option Shares to Zwebner by the Company, upon payment of the Purchase Price thereof, will not, conflict with or constitute an event of default under or breach of any agreement, document or instrument to which the Company is a party.

(c) The Option Shares underlying the Option granted by the Company hereunder are currently owned by the Company and, upon exercise of the Options by Zwebner and payment of the Purchase Price therefor, Zwebner will acquire such Option Shares free and clear of all security interests, claims, liens, security or other interests, encumbrances and charges of any kind whatsoever.

(d) Until the earlier of (i) the exercise of the Option granted by the Company or (ii) the expiration of the Option Period, the Company will not sell, transfer, assign, pledge, alienate or hypothecate any of the Option Shares, or permit such Option Shares to become subject to any mortgage pledge, lien, security or other interest, encumbrance or charge of any kind.

(e) The Company is a Florida corporation in good standing under the laws of the State of Florida.

6. Binding Effect. This Agreement shall be binding upon the parties, their heirs, legal representatives, successors and assigns.

7. Entire Agreement. This Agreement supersedes all prior agreements between the parties relating to this subject matter. There are no other understandings or agreements between the parties concerning the subject matter.

8. Non-waiver. No delay or failure by either party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

9. Currency. All references to currency made in this Agreement are to U.S. Dollars.

10. Governing law. This Agreement shall be construed in accordance with the laws of the State of Florida.

11. Counterparts. This Agreement may be executed in two or more counterparts, each of which together shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

/s/ Charles Zwebner

Charles Zwebner

YAK COMMUNICATIONS (USA) INC.

By:	/s/ Charles Zwebner

Name:	Charles Zwebner Director

By:	/s/ Anthony Heller

Name:	Anthony Heller Director

By:	/s/ David Brothman

Name:	David Brothman Director

By:	/s/ Eugene Rosov

Name:	Eugene Rosov Director

By:	/s/ Clint Snyder

Name:	Clint Snyder Director

JOINDER

Talk Visual Corporation (“TVCP”), intending to be legally bound, and understanding that Charles Zwebner has entered into this Stock Option Agreement, in part based on TVCP’s entry into the Agreement to the extent (and only to the extent) set forth in this sentence, covenants that it shall be bound by the provisions contained in this Agreement.

TALK VISUAL CORPORATION

By:	/s/ Eugene Rosov

Name:	Eugene Rosov
Title:	President

AMENDMENT TO STOCK OPTION AGREEMENT

This Amendment (the “Amendment”) to Stock Option Agreement is entered into as of the              day of November, 2003, by and between Yak Communications (USA), Inc., a Florida corporation (the “Company”) and Charles Zwebner (“Zwebner”).

RECITALS

WHEREAS, the Company and Zwebner entered into that certain Stock Option Agreement dated as of December 21, 2000 (the “Option Agreement”); and

WHEREAS, the parties desire to amend the Option Agreement as provided below; and

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the parties agree as follows:

AGREEMENT

1. Modification of Non-Exercise of Option Provisions. Section 3(c) of the Option Agreement is hereby deleted in its entirety and replaced with the following:

“(e) Non-Exercise of Option. In the event that neither of the conditions to exercise set forth in Section 3(a) or (b) above, is satisfied prior to the expiration of the Option Period, or in the event of Zwebner’s death or termination of his employment with the Company prior to December 31, 2003, for any reason, other than for cause pursuant to Sections 4.01(i)—(iii) of the Employment Agreement, Zwebner, or his personal representative, may then require that the Company purchase the Option Shares (the “Buy Out”) at a price per share equal to the value of the Company’s common stock based upon the “market value sale price” (as defined below). The “market value sale price” of the Company shall be determined by a business valuator specializing in the telecommunications industry from a firm of the top four national certified public accountants (at the cost of the Company) and shall be based on the assumption that the Company were to be sold and the value of the Option Shares would be included in the sale price as calculated in 3(a) above. Such valuation shall be completed within 60 days of the Company’s receipt of notice from Zwebner of his intention to exercise the Buy Out. The value of the Option shall be paid to Zwebner or his personal representative in cash, or at Zwebner’s (or his personal representative’s) option, in common stock shares of the Company within 90 days of the exercise of the Buy Out. For example, if at the time of the exercise of the Buy Out there are 3,852,000 shares outstanding and the Company’s market value is $10 per share, then Zwebner shall receive $8,129,646 in cash, or at Zwebner’s option, 1,031,680 shares of the common stock of the Company.”

2. Assignability. Neither this Agreement nor any rights or obligations hereunder shall be assigned by operation of law or otherwise, without the prior written consent of the other party hereto; provided, however, that Zwebner (or his personal representative) may assign this Agreement or any of his rights or obligations hereunder to any of affiliates of Zwebner, without the consent of the Company provided that the assignee hereof agrees in writing to be bound by the terms of this Agreement. As used herein, “affiliate” means any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with, another person or entity

3. Miscellaneous.

(a) The Option Agreement is reaffirmed and ratified in all respects, except as expressly provided herein.

(b) In the event of any conflict between the terms or provisions of this Amendment and the Option Agreement, then this Amendment shall prevail in all respects. Otherwise, the provisions of the Option Agreement shall remain in full force and effect.

(c) Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings assigned to them in the Option Agreement.

(d) The parties shall execute and deliver any other instruments or documents and take any further actions after the execution of this Amendment, which may be reasonably required for the implementation of this Amendment and the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

By:

Charles Zwebner

YAK COMMUNICATIONS (USA), INC.

By:

Name:

Title: